EXHIBIT 99.1

Magic Software Reports Strong Q3 2008 Results With Continued Revenue Momentum and Increased Profits

   Q3 Revenues Up 8% YOY to $15.8M; non GAAP Net Income Up to $1.9M
                        or $0.06 per share
   9 Mo. Revenues Up 10% to $46.9M; non GAAP Net Income Up to $3.6M
                        or $0.11 per share

OR YEHUDA, Israel, Nov. 10, 2008 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (Nasdaq:MGIC), a leading provider of application platform and business and process integration solutions, today announced financial results for the third quarter ended September 30, 2008.

Financial Results for the Third Quarter

Revenues for the third quarter of 2008 were $15.8 million, an increase of 8% compared to $14.7 million for the third quarter of 2007. Gross margin for the third quarter rose to 58% from 52% in the same period of 2007, reflecting an increasing proportion of higher-margin license sales in the mix of revenues.

On the basis of U.S. GAAP (Generally Accepted Accounting Procedures), operating income for the third quarter of 2008 was $1.6 million, an eight-fold increase compared to $0.2 million recorded in the third quarter of 2007. Net income for the third quarter of 2008 totaled $1.7 million, or $0.05 per share. This compared to net income of $0.8 million, or $0.02 per share, for the parallel period of 2007, which included a contribution of $0.7 million, or $0.02 per share, from discontinued operations.

In accordance with U.S. GAAP, the results of the Company's divested subsidiary, Advanced Answers On Demand (AAOD) (sold in the fourth quarter of 2007) were excluded from the operating results of the third quarter of 2007, and recorded instead as "Net income from discontinued operations."

On a non-GAAP basis, operating income for the third quarter was $1.8 million, an increase of 385% compared to operating income of $0.4 million in the same period of 2007. Net income for the third quarter was $1.9 million, or $0.06 per share. This compared to net income of $0.9 million, or $0.03 per share, recorded in the third quarter of 2007, which included a contribution of $0.7 million, or $0.02 per share, from discontinued operations.

Results for the Nine-Month Period

Revenues for the nine month period ended September 30, 2008 were $46.9 million, an increase of 10% compared with $42.8 million recorded in the first nine months of 2007.

On the basis of U.S. GAAP, operating income for the nine month period ended September 30, 2008 more than doubled to $3.1 million compared to $1.1 million recorded in the same period of 2007. Net income for the nine month period increased by 32% to $3.4 million, or $0.11 per share, compared to $2.6 million, or $0.08 per share, recorded in the parallel period of 2007. Net income for the nine month period of 2007 included a contribution of $1.7 million, or $0.06 per share, from discontinued operations.

On a non-GAAP basis, operating income for the nine month period was $3.3 million, an increase of 190% compared to operating income of $1.1 million in the same period of 2007. Net income for the period was $3.6 million, or $0.11 per share, compared to net income of $2.8 million, or $0.09 per share, in the comparable period of 2007, which included a contribution of $1.9 million, or $0.06 per share, from discontinued operations.

Comments of Management

Commenting on the results, Guy Bernstein, Active Chairman of Magic Software said, "We are pleased to report another strong quarter for Magic Software, a period during which we achieved on-track growth in both our top-line and bottom-line results despite the volatility of the global economy and our target markets."

"These positive results validate our strategy of developing cost-effective, value-added solutions that maximize the return of existing IT investments, making them attractive to customers in all types of macroeconomic cycles. Now, with good financials and a healthy balance sheet, we have expanded our strategic avenues and are well positioned to pursue options for organic and/or inorganic growth. At the same time, although we are pleased with our financial momentum and remain optimistic regarding the future, we continue to closely monitor the economic climate and to consider ways to address the specific needs of our partners and customers," concluded Mr. Bernstein.

uniPaaS: Successful Launch and Initial Adoption

In July, the Company introduced its new flagship uniPaaS platform to existing ecosystems and top-tier industry players. By providing an increased level of customer support and mentoring, the Company has succeeded in securing a significant and growing base of partners and customers who are now migrating their solutions from client/server to RIA architecture. The Company has also succeeded in generating a significant level of interest from new prospects. This is particularly visible in Japan where the product was first introduced. Today, a number of top-tier Japanese corporations have adopted Magic Software's RIA platform.

Magic Software's Added Value: Maximizing Return from Existing Investments

The underlying concept behind each of Magic Software's solutions is to increase the return on existing IT investments, unlocking revenue potential through better data management, reuse and re-composition. Magic Software's groundbreaking uniPaaS brings state-of-the-art web innovation and cloud computing technology to markets that continue to deal with traditional platforms and applications.

Establishing Thought Leadership in RIA and SaaS Application Platforms

During the quarter, the Company carried out a number of activities designed to promote Magic Software as the undisputed "Thought Leader" of the RIA and SaaS Application Platform environment. These included:

  *  Platinum Sponsor at Gartner Web Innovation Summit in the US
     on ways to profit from Web 2.0, SaaS and cloud computing
  *  Magic Software Speaking Sessions on RIA and SaaS Platforms
     and Application Portfolios in industry conferences
  *  Carrying out customer events globally

iBOLT Gaining Momentum

iBOLT automates the process of integrating off-premise and on-premise applications, enabling accounting, ERP, supply chain management, human resource management and logistics systems to work together. During the third quarter, iBOLT's momentum continued to expand, as illustrated by the following:

  *  License sales continue to grow as customers become more aware of the potential of code-free integration to improve the
     return of existing IT system investments.
  *  Oracle Open World. New customers continue to be added from the JD Edwards, Salesforce.com and SAP ERP R3 ecosystems.
  *  Dreamforce 2008. The Company received highly positive
     feedback from the event, confirming the recognition that
     integration is critical for maximizing the value of
     on-demand CRM solutions.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

  *  Amortization of purchased intangible assets;
  *  In-process research and development capitalization and
     amortization and;
  *  Equity-based compensation expense.

Magic's management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the company's financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic's results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Conference Call

Magic Software's management will also host a conference call today at 10:00 am EST / 5:00 pm in Israel. To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

 From the US: 1-888-407-2553
 From Canada: 1-866-958-6867
 From Israel: 1-800-227-297
 All others: +972-3-918-0685

Callers should reference the Magic Software Earnings Conference Call.

An archive of the online broadcast will be available on the investor relations part of Magic Software's web-site, from the following day, at: http://www.magicsoftware.com/40-en/Magic.aspx

A replay of the call will be available from 1:00 p.m. EST on November 11, 2008 through 12:00 p.m. EST on November 18, 2008. To access the replay, please call:

 From the U.S.: 1-877-456-0009
 From Canada: 1-866-500-4964
 From Israel: 1-800-286-285
 All others: +972-3-925-5929

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq:MGIC) is a leading provider of multiple-mode application platform solutions - including Full Client, Rich Internet Applications (RIA) or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV's, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company's award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

The Magic Software Enterprises Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5524

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

               Magic Software Enterprises Ltd
             Consolidated Statements of Operations
      (In thousands of U.S. dollars, except per share data)

                          Three months ended       Nine months ended
                             September 30,             September 30,
                          -------------------     -------------------
                            2008        2007        2008        2007
                          -------     -------     -------     -------
                            (Un-       (Un-        (Un-        (Un-
                          audited)    audited)    audited)    audited)
                          -------     -------     -------     -------
 Sales                     15,809      14,666      46,909      42,749
 Cost of sales              6,648       7,078      20,216      20,728
                          -------     -------     -------     -------
 Gross profit               9,161       7,588      26,693      22,021
 Software development
  costs, net                  676         681       1,697       1,879
 Selling, general and
  administrative
  expenses                  6,873       6,669      21,922      19,015
 Total operating
  expenses                  7,549       7,350      23,619      20,894
 Operating income           1,612         238       3,074       1,127
 Financial income
  (expenses), net             123         (51)        482          25
 Other income, net             42          25          24          75
                          -------     -------     -------     -------
 Income before taxes        1,777         212       3,580       1,227
 Taxes on income               70          64         145         313
                          -------     -------     -------     -------

 Minority interest             (1)         (7)         (3)         (5)
 Equity in loss of
  affiliates                   --         (31)         (8)        (51)
                          -------     -------     -------     -------
 Net income before
  discontinued operation    1,706         110       3,424         858
                          =======     =======     =======     =======
 Net income from
  discontinued operation       --         659          --       1,732
                          =======     =======     =======     =======
 Net income after
  discontinued operation    1,706         769       3,424       2,590
                          =======     =======     =======     =======
 Basic net earnings per
  ordinary share             0.05        0.02        0.11        0.08
                          =======     =======     =======     =======
 Diluted net earnings
  per ordinary share         0.05        0.02        0.11        0.08
                          =======     =======     =======     =======

 Weighted average number
  of ordinary shares
  used in computing
  basic net earnings
  per ordinary share       31,829      31,486      31,727      31,417
                          =======     =======     =======     =======
 Weighted average number
  of ordinary shares
  used in computing
  diluted net earnings
  per ordinary share       32,159      31,831      32,039      31,970
                          =======     =======     =======     =======

                  Magic Software Enterprises Ltd
             RECONCILIATION OF GAAP TO NON-GAAP RESULTS
      (In thousands of U.S. dollars, except per share data)

                                Three months           Nine months
                                    ended                  ended
                                 September 30,         September 30,
                               ----------------     -----------------
                                2008      2007       2008       2007
                               ------    ------     ------     ------
                                 (Unaudited)           (Unaudited)
                               ----------------     -----------------
 GAAP operating income         1,612        238      3,074      1,127
 Amortization of intangibles     767        698      1,817      2,125
 Capitalization of software
  development                   (421)      (698)    (2,031)    (2,310)
 Stock-based compensation       (168)       131        412        186
                              ------     ------     ------     ------
 Total adjustments to GAAP       178        131        198          1
                              ------     ------     ------     ------
 Non-GAAP operating income     1,790        369      3,272      1,128
                              ======     ======     ======     ======
 GAAP net income  before
  discontinued operation       1,706        110      3,424        858
 Total adjustments to GAAP
  as above before
  discontinued operation         178        131        198          1
                              ------     ------     ------     ------
 Non-GAAP net income before
  discontinued operation       1,884        241      3,622        859
                              ======     ======     ======     ======

                              ======     ======     ======     ======
 GAAP net income               1,706        769      3,424      2,590
 Total adjustments to GAAP
  from discontinued
  operation                       --         38         --        167
 Total adjustments to GAAP
  as above                       178        131        198          1
                              ------     ------     ------     ------
 Non-GAAP net income           1,884        938      3,622      2,758
                              ======     ======     ======     ======

                              ======     ======     ======     ======
 Non-GAAP basic earnings
  per share                     0.06       0.03       0.11       0.09
                              ======     ======     ======     ======
 Weighted average number
  of ordinary  shares used
  in computing basic net
  earnings per ordinary
  share                       31,829     31,486     31,727     31,417
                              ======     ======     ======     ======
 Non-GAAP diluted earnings
  per share                     0.06       0.03       0.11       0.09
                              ======     ======     ======     ======
 Weighted average number
  of ordinary  shares used
  in computing diluted net
  earnings per ordinary
  share                       32,159     31,831     32,039     31,970
                              ======     ======     ======     ======

                      Magic Software Enterprises Ltd
                        Consolidated Balance Sheets
                      (In thousands of U.S. dollars)

                                          -----------     ------------
                                           Sept. 30,      Dec. 31,
                                          -----------     ------------
                                             2008            2007
                                          -----------     ------------
                                          (Unaudited)
                                          -----------     ------------
 ASSETS
 Current Assets
      Cash and cash equivalents              25,903           12,178

      Short term bank deposits                3,291               89
      Marketable securities                   3,598            4,090
      Trade accounts receivable, net         12,293           12,941
      Other accounts receivables and
          prepaid expenses                    2,686            2,010
      Receivables from a sale of
       subsidiary                                --           16,000
      Current assets of
       discontinued operations                   32               41
                                            -------           ------
 Total Current Assets                        47,803           47,349
                                            -------           ------

 Non-Current Assets
      Severance pay fund                      2,058            1,925
      Long-term lease deposits                  312              472
      Investment in an affiliated
       company                                   --              127
      Property and equipment, net             5,507            5,758
      Goodwill                               16,244           15,986
      Other intangible assets, net           10,889           10,681
                                            -------           ------
 Total Non-Current Assets                    35,010           34,949
                                            -------           ------

 Total Assets                                82,813           82,298
                                            =======           ======

 Current Liabilities
      Short-term credit from banks              120            3,621
      Trade payables                          2,354            2,999
      Deferred revenues                       3,814            2,314
      Accrued expenses and other
           accounts payable                   8,581            9,169
      Current liabilities of

          discontinued operations               406              503
                                            -------           ------
 Total Current Liabilities                   15,275           18,606
                                            -------           ------

 Non-Current Liabilities
      Long-term loans                            59              132
      Accrued severance pay                   2,253            2,316
      Minority interests                          3               --
                                            -------           ------
 Total Non-Current Liabilities                2,315            2,448
                                            -------           ------

 Shareholders' Equity                        65,223           61,244
                                            -------           ------
 Total Liabilities and
  Shareholders' Equity                       82,813           82,298
                                            =======           ======

CONTACT: Magic Software Enterprises Ltd.
         David Zigdon, CFO
         +972 (0)3 538 9600
         dzigdon@magicsoftware.com